[Letterhead of Cadwalader, Wickersham & Taft LLP]



March 15, 2006

Sara W. Dunton, Esq.
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Asset Backed Funding Corporation, Registration Statement on Form S-3 (File No.: 333-130524), Filed on December 20, 2005

Dear Ms. Dunton:

We are counsel to Asset Backed Funding Corporation (the "Registrant"), under the above captioned registration statement (the "Registration Statement"). We have reviewed your letter dated January 17, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"). We have discussed the comments contained in the Comment Letter with various representatives of the Registrant. Terms used herein without definition have the meanings given them in the base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are four courtesy copy of Amendment No. 1, two of which have been marked to indicate revisions implemented in response to the requests of the Staff in the Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes of any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate of the depositor have






Jordan M. Schwartz  Tel 212 504 6136  Fax 212 504 6666  jordan.schwartz@cwt.com

Sara W. Dunton, Esq.
March 15, 2006


      been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

      The names and CIK codes of the Registrant's affiliates that have offered a class of asset-backed securities involving the same asset class as that contemplated by the Registrant's Registration Statement are as follows:

                      Affiliate                             CIK
                      ---------                             ---
         Banc of America Mortgage Securities, Inc.       0000934377
         Banc of America Funding Corporation             0001207409

2. Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or will be filed prior to or simultaneously with the final prospectus.

      The Registrant confirms that all material terms that will be included in the finalized agreements for each offering of asset-backed securities will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or that finalized agreements will be filed prior to or simultaneously with the final prospectus.

3. When it becomes available, please provide us with a copy of the updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

      The form of pooling and servicing agreement has been filed as an exhibit to Amendment No. 1 and a marked copy is enclosed herewith.

4. Please confirm for us that your reference to "any other property" in the last bullet point on page 8 will be a de minimis amount, and will in no event include anything prohibited by Regulation AB.

      The Registrant confirms that the reference to "any other property" in the last bullet point on page 8 will be a de minimis amount and will in no event include anything prohibited by Regulation AB.

5. Please specify here the three types of "cash flow agreements" that may also be used to provide additional credit enhancement. We note your disclosure later in the document on page 73.


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Sara W. Dunton, Esq.
March 15, 2006


      The Staff's requested change has been made at page 8 of the Base
      Prospectus.

6. Please revise the proviso to paragraph (a)(1), starting with "Provided, however. . . " to conform to the new paragraphs required under Securities Offering Reform, which include three paragraphs labeled (A), (B) and (C).

      The Staff's requested change has been made at page II-3 of Part II.

The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Please contact the undersigned at (212) 504-6136 to confirm that this resolves the Staff's comments, or to discuss any remaining questions.

Very truly yours,

/s/ Jordan M. Schwartz
----------------------
Jordan M. Schwartz

cc:   Michael G. Holmquist, Esq.




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